
13030654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-68767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/16/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HABERSHAM CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BUILDING 11, PIEDMONT CENTER, 3495 PIEDMONT ROAD NE, SUITE 910
(No. and Street)

ATLANTA	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY WATERS (404) 233-8275
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

55 IVAN ALLEN JR. BLVD, SUITE 1000	ATLANTA	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY WATERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HABERSHAM CAPITAL MARKETS LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SHARON F MOSLEY
Notary Public, Georgia
Dekalb County
My Commission Expires
July 14, 2015

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HABERSHAM CAPITAL MARKETS LLC

Statement of Financial Condition

December 31, 2012
With
Report of Independent Registered
Public Accounting Firm

Statement of Financial Condition Only

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a Public Document

HABERSHAM CAPITAL MARKETS LLC

Statement of Financial Condition

December 31, 2012

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
Habersham Capital Markets, LLC

We have audited the accompanying statement of financial condition of Habersham Capital Markets, LLC (the Company), as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Habersham Capital Markets, LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

1302-1035148

HABERSHAM CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	20,115
Prepaid expenses and deposits		1,399
Total Assets		21,514

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable		4,030
Total Liabilities		4,030
MEMBERS' EQUITY		17,484
Total liabilities and members' equity	$	21,514

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Organization and Description of Business

Habersham Capital Markets, LLC (the Company) is a Georgia limited liability company established on July 8, 2010 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company received approval to operate as a licensed broker-dealer on February 16, 2012. The Company is headquartered in Atlanta, Georgia.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is accordingly exempt from the operating provisions of that rule.

Note 2. Significant Accounting Policies

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows U.S. Generally Accepted Accounting Principles (U.S. GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition.

Cash and cash equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits in high-quality financial institutions. Balances at times may exceed federally insured limits.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the statement of financial condition, during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and is accordingly not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Members' consolidated tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain income tax positions through December 31, 2012.

Note 3. Related-Party Transactions

The Company has entered into a Shared Services Agreement with Habersham Funding, LLC, an affiliated entity, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage or time spent. The Company also entered into a Financial Advisory Services Agreement with Habersham Funding, LLC to provide them with certain financial advisory and consulting services.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. At December 31, 2012, the Company had net capital of $16,085, which was $11,085 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.25 to 1.

Note 5. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2012.